



06006222

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

OMB APPROVAL

| | |
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SEC FILE NUMBER

8-10938

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___

MM/DD/YY          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dupree & Company, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

**125 South Mill Street**

(No. and Street)

RECEIVED

MAR 0 6 2006

**Lexington**      **Kentucky**      152 **40507**

(City)        (State)        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Michelle Dragoo**           **(859) 254-7741**

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Marr, Miller & Myers, PSC**

(Name – *if individual, state last, first, middle name*)

**P.O. Box 663**      **Corbin**      **Kentucky**      **40702**

(Address)      (City)      (State)      (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 14 2006

THOMSON
FINANCIAL

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, **Michelle Dragoo** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

**Dupree & Company, Inc.** _____ , as

of **December 31,** _____ , 20**05**____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

Signature

_____

**Vice President**

Title

_____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

DUPREE & COMPANY, INC.
Lexington, Kentucky

REPORT TO THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

# CONTENTS

# Marr, Miller & Myers, PSC

Certified Public Accountants
(606) 528-2454   (FAX 528-1770)

P.O. Box 663
Corbin, Kentucky 40702

## INDEPENDENT AUDITOR'S REPORT

January 18, 2006

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We have audited the accompanying statements of financial condition of Dupree & Company, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dupree & Company, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

*Marr, Miller & Myers, PSC*

Certified Public Accountants

**DUPREE & COMPANY, INC.**
Lexington, Kentucky

STATEMENTS OF FINANCIAL CONDITION
December 31,

ASSETS

| | 2005 | 2004 |
|---|---|---|
| Cash, interest bearing | $ 352,289 | $ 295,903 |
| Cash, segregated in compliance with federal and other regulations (Note 2) | - | 500 |
| Interest receivable | 277 | 164 |
| Receivable-other | 477,084 | 453,400 |
| Trading securities, at market (Note 3) | 10,554 | 3,027 |
| Prepaid expenses | 1,078 | 518 |
| Property and equipment, net of accumulated depreciation (Note 4) | 37,364 | 43,897 |
| TOTAL ASSETS | $ 878,646 | $ 797,409 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2005 | 2004 |
|---|---|---|
| Accounts payable and accrued expenses | $ 74,345 | $ 36,027 |

COMMITMENTS AND CONTINGENCIES (Notes 7, 9, and 10)

| | 2005 | 2004 |
|---|---|---|
| Common stock, $100 par value, 6,800 shares authorized (680 shares in 2004), 6,800 shares issued and outstanding (680 shares in 2004), 68 shares voting and 6,732 shares nonvoting | 68,000 | 68,000 |
| Additional paid-in capital | 4,406 | 4,406 |
| Retained earnings | 731,895 | 688,976 |
| Total stockholders' equity | 804,301 | 761,382 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 878,646 | $ 797,409 |

The accompanying notes are an integral part of these financial statements.

**DUPREE & COMPANY, INC.**
Lexington, Kentucky

**STATEMENTS OF INCOME**
Years Ended December 31,

| | 2005 | 2004 |
|---|---|---|
| **REVENUES** | | |
| Fiscal agency fees | $ 57,143 | $ 70,984 |
| Investment advisory and transfer agent fees (Notes 6 and 9) | 5,367,333 | 5,056,358 |
| Interest | 7,227 | 2,803 |
| Net gain (loss) on sale of trading securities | 7,527 | 192 |
| Other income | 10,884 | 13,265 |
| Total revenues | 5,450,114 | 5,143,602 |
| | | |
| **EXPENSES** | | |
| Salaries | 2,146,572 | 2,208,891 |
| Employee benefits | 193,592 | 96,796 |
| Fiscal agency expenses | 1,639 | 12,405 |
| Bank service charges | 16,625 | 20,539 |
| Rent (Note 7) | 86,510 | 86,510 |
| Insurance | 143,471 | 143,701 |
| Taxes and licenses | 171,647 | 167,696 |
| Advertising (Note 8) | 71,873 | 59,414 |
| Office supplies and expenses | 15,377 | 23,558 |
| Postage and shipping | 5,853 | 4,186 |
| Telephone | 14,656 | 13,501 |
| Dues and subscriptions | 28,584 | 33,310 |
| Travel and entertainment | 9,512 | 10,259 |
| Professional fees | 38,380 | 46,749 |
| Maintenance and repairs | 56,794 | 50,725 |
| Depreciation | 24,431 | 46,160 |
| Shareholder maintenance and dealer agreements | 240,996 | 231,412 |
| Total expenses | 3,266,512 | 3,255,812 |
| | | |
| INCOME BEFORE STATE INCOME TAX PROVISION | 2,183,602 | 1,887,790 |
| | | |
| Provision for state income tax | 150,523 | - |
| | | |
| Net income | $ 2,033,079 | $ 1,887,790 |

The accompanying notes are an integral part of these financial statements.

DUPREE & COMPANY, INC.
Lexington, Kentucky

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2005 and 2004

| | Common Stock | Additional Paid-in Capital | Retained Earnings |
|---|---|---|---|
| Balances at January 1, 2004 | $ 68,000 | $ 4,406 | $ 519,636 |
| For the year ended December 31, 2004: | | | |
| Net income | - | - | 1,887,790 |
| Dividend distributions | - | - | (1,718,450) |
| Balances at December 31, 2004 | 68,000 | 4,406 | 688,976 |
| For the year ended December 31, 2005: | | | |
| Net income | - | - | 2,033,079 |
| Dividend distributions | - | - | (1,990,160) |
| Balances at December 31, 2005 | $ 68,000 | $ 4,406 | $ 731,895 |

The accompanying notes are an integral part of these financial statements.

# DUPREE & COMPANY, INC.
Lexington, Kentucky

## STATEMENTS OF CASH FLOWS
Years Ended December 31,

|  | 2005 | 2004 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** |  |  |
| Net income | $ 2,033,079 | $ 1,887,790 |
| Net (gain) loss on sale of trading securities | (7,527) | (192) |
| Non-cash (income) expenses included in net income: |  |  |
| Depreciation | 24,431 | 46,160 |
| Changes in assets and liabilities: |  |  |
| (Increase) decrease in interest receivable | (113) | (34) |
| (Increase) decrease in receivable-other | (23,684) | (29,235) |
| (Increase) decrease in prepaid expenses | (560) | 3,729 |
| Increase (decrease) in accounts payable and accrued expenses | 38,318 | 6,150 |
| Net cash provided by (used in) operating activities | 2,063,944 | 1,914,368 |
|  |  |  |
| **CASH FLOWS FROM FINANCING ACTIVITIES** |  |  |
| Dividend distributions | (1,990,160) | (1,718,450) |
| Net cash provided by (used in) financing activities | (1,990,160) | (1,718,450) |
|  |  |  |
| **CASH FLOWS FROM INVESTING ACTIVITIES** |  |  |
| Purchase of property and equipment | (17,898) | (20,987) |
| Net cash provided by (used in) investing activities | (17,898) | (20,987) |
|  |  |  |
| Net increase (decrease) in cash and segregated cash | 55,886 | 174,931 |
|  |  |  |
| **CASH AND SEGREGATED CASH** |  |  |
| Beginning | 296,403 | 121,472 |
| Ending | $ 352,289 | $ 296,403 |
|  |  |  |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION** |  |  |
| Cash payments for: |  |  |
| Interest | $ - | $ - |
| Income taxes | $ 98,200 | $ - |

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2005

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the significant elements of the financial statements of Dupree & Company, Inc. are summarized below:

NATURE OF OPERATIONS: Dupree & Company, Inc., a Kentucky Corporation, was organized in 1962 for the purpose of being a securities broker. The Company is now principally engaged in investment advisory and transfer agent services for Dupree Mutual Funds.

USE OF ESTIMATES: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Accordingly, actual results could differ from these estimates.

BASIS OF ACCOUNTING - SECURITY TRANSACTIONS: Securities transactions are recorded on a settlement date basis, generally the fifth business day following the transaction date. Fiscal agency fees are recorded at the time the transaction is completed.

ACCOUNTS RECEIVABLE: Accounts receivable are written off as bad debts in the year they are determined to be uncollectible.

PROPERTY AND EQUIPMENT: Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using both the straight-line and accelerated methods over the estimated lives of the assets.

TRADING SECURITIES: The trading securities category includes both debt securities and equity securities with readily determinable fair values. They are measured at fair value in the statements of financial condition. Trading securities are bought and held primarily for purposes of selling them in the near term, reflect active and frequent buying and selling, and are generally used with the objective of generating profits on short-term differences in price.

CASH AND SEGREGATED CASH: For the purpose of presentation in the statements of cash flows, cash and segregated cash are defined as those amounts included in the balance sheet caption.

INCOME TAXES: The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. The stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Certain specific deductions and credits flow through the Company to its stockholders. This election is valid for Kentucky; however, effective January 1, 2005, Kentucky law requires the income tax to be accrued and paid at the entity level. Therefore, a provision for state income tax and a related liability have been included in the financial statements for state income taxes.

DUPREE & COMPANY, INC.
Lexington, Kentucky

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMPREHENSIVE INCOME: There were no items of other comprehensive income at December 31, 2005 and 2004. Thus, net income is equal to comprehensive income for each of those years.

ACCRUED COMPENSATED ABSENCES: Employees are required to use all their sick days, vacation days and personal days during the year. The days are not carried over to the next business year.

NOTE 2 - SEGREGATED CASH

Cash of $500 at December 31, 2004, had been established for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. The Company no longer has customer accounts and under rule 15c3-3 is no longer required to maintain a segregated cash account.

NOTE 3 - TRADING SECURITIES

Trading securities at December 31 consist of the following:

|  | 2005 | | 2004 | |
|---|---|---|---|---|
|  | Market | Cost | Market | Cost |
| NASDAQ Stock, 300 shares | $ 10,554 | $ 2,200 | $ 3,027 | $ 2,200 |

NOTE 4 - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment by classification:

|  | 2005 | 2004 |
|---|---|---|
| Office furniture and equipment | $ 510,680 | $ 578,508 |
| Leasehold improvements | 22,560 | 22,560 |
|  | 533,240 | 601,068 |
| Less accumulated depreciation | 495,876 | 557,171 |
| Net property and equipment | $ 37,364 | $ 43,897 |

NOTE 5 - NET CAPITAL AND NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2005, the Company had net capital as defined by Rule 15c3-1 of $725,374, which was $625,374 in excess of its required net capital of $100,000. The Company's net capital ratio was .1025 to 1.

At December 31, 2004, the Company had net capital as defined by Rule 15c3-1 of $682,993, which was $582,993 in excess of its required net capital of $100,000. The Company's net capital ratio was .0527 to 1.

DUPREE & COMPANY, INC.
Lexington, Kentucky

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2005

## NOTE 6 - INVESTMENT ADVISORY AND TRANSFER AGENT FEES

Dupree & Company, Inc. serves as the investment advisor and transfer agent pursuant to an Investment Advisory Agreement (the "Agreement"), dated November 30, 2005, for the Dupree Mutual Funds Income Series, a no load, mutual fund. The Agreement will continue in effect until October 31, 2006, and thereafter for annual periods, if renewed.

Dupree & Company, Inc. also serves as the investment advisor to the Dupree Mutual Funds Short-to-Medium Series pursuant to an Investment Advisory Agreement dated November 30, 2005. It remains in effect until October 31, 2006, and thereafter for annual periods, if renewed.

On November 1, 2005, Dupree & Company, Inc. renewed their investment advisory agreement with Dupree Mutual Funds Intermediate Government Bond Series. It remains in effect until October 31, 2006, and thereafter for annual periods, if renewed.

On November 1, 2005, Dupree & Company, Inc. renewed their investment advisory agreement with Dupree Mutual Funds Tennessee Tax-Free Income Series and Tennessee Short-To-Medium Series. It remains in effect until October 31, 2006, and thereafter for annual periods, if renewed.

On November 1, 2005, Dupree & Company, Inc. renewed their investment advisory agreement with Dupree Mutual Funds North Carolina Tax-Free Income Series and North Carolina Short-to-Medium Series. It remains in effect until October 31, 2006, and thereafter for annual periods, if renewed.

On November 1, 2005, Dupree & Company, Inc. entered into an investment advisory agreement with Dupree Mutual Funds Alabama Tax-Free Income Series and Alabama Short-to-Medium Series. It remains in effect until October 31, 2006, and thereafter for annual periods, if renewed.

On November 1, 2005, Dupree & Company, Inc. entered into an investment advisory agreement with Dupree Mutual Funds Mississippi Tax-Free Income Series and Mississippi Short-to-Medium Series. It remains in effect until October 31, 2006, and thereafter for annual periods, if renewed.

Subject to the direction of the Trustees, Dupree & Company, Inc. is to provide Dupree Mutual Funds with investment supervisory services, office space and facilities, sales and promotional expenses and corporate administration. As compensation for all services rendered, facilities furnished and expenses paid or assumed, Dupree & Company, Inc. is to receive a fee at the annual rate of .50% (.20% for the Intermediate Government Bond Series) of the average daily net asset value up to $100,000,000 in assets, .45% (.20% for the Intermediate Government Bond Series) of the average daily net asset value from $100,000,001 to $150,000,000, .40% (.20% for the Intermediate Government Bond Series) of the average daily net asset value from $150,000,001 to $500,000,000 and .35% (.20% for the Intermediate Government Bond Series) of the average daily net asset value over $500,000,000. Dupree & Company, Inc. has agreed to forego part or all of its fee in order to maintain the expenses of the Funds at or below .75% (.45% for the Intermediate Government Bond Series) of average net asset value. For the years ended December 31, 2005 and 2004, Dupree had not waived any investment advisory or transfer agent fees.

## NOTE 6 - INVESTMENT ADVISORY AND TRANSFER AGENT FEES (CONTINUED)

Dupree & Company, Inc. also serves as the transfer agent and dividend-disbursing agent for Dupree Mutual Funds pursuant to an agreement renewed November 1, 2005. The agreement may be terminated by either party by giving ninety days written notice. The fee for this service is calculated daily at a rate of 1/365 of .15% on the first $20,000,000 of net assets and 1/365 of .12% of the net assets over $20,000,000. Additionally, Dupree Mutual Funds reimburses Dupree & Company, Inc. for out-of-pocket expenses incurred on behalf of the Fund. The expenses include, but are not necessarily limited to, postage, insurance, telephone charges and cost of forms.

## NOTE 7 - COMMITMENTS

Rental Obligations: The Company leases its present office space under a non-cancelable lease, which expires October 31, 2008.

The aggregate annual rentals for this office space are approximately as follows:

| Year | Amount |
|------|--------|
| 2006 | $ 86,510 |
| 2007 | 86,510 |
| 2008 | 72,089 |
|      | $ 245,109 |

Rental expense charged to operations for 2005 and 2004 was $86,510 and $86,510, respectively.

## NOTE 8 - ADVERTISING COSTS

Advertising costs are expensed as incurred. During 2005 and 2004, the amount expensed was $71,873 and $59,414, respectively.

## NOTE 9 - MAJOR CUSTOMERS

Dupree & Company, Inc. derives a major portion of its revenue from one customer. During 2005 and 2004, revenues from that customer aggregated $5,264,191 and $4,961,757, respectively. At December 31, 2005 and 2004, amounts due from that customer included in receivable-other were $451,574 and $433,044, respectively.

## NOTE 10 - CONCENTRATIONS OF CREDIT RISK

At December 31, 2005, the amounts of cash on deposit with any one financial institution exceeded the $100,000 FDIC insured limit by $299,448.

NOTE 11 - <u>PENSION PLAN</u>

Dupree & Company, Inc. adopted a 401(K) plan for all eligible employees effective September 1, 1996. The plan specifies that the employees can make a contribution of up to 25% of their compensation to a maximum contribution of $14,000 in 2005 and $13,000 in 2004. Dupree & Company, Inc. does not match any employee contributions.

NOTE 12 - <u>EMPLOYMENT AGREEMENT</u>

The Company has entered into an employment agreement with one of its employees effective January 1999. Dupree & Company, Inc. agrees to continue employment of this employee as a consultant after his retirement, which became effective November 2001. The compensation for these services has been set at $30,000 a year. At the employee's death, all payments shall cease under this agreement.

# Marr, Miller & Myers, PSC

Certified Public Accountants
(606) 528-2454   (FAX 528-1770)

P.O. Box 663
Corbin, Kentucky 40702

## INDEPENDENT AUDITOR'S REPORT

January 18, 2006

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The information contained in the schedules on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.  Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Marr, Miller & Myers, PSC*

Certified Public Accountants

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form
# X-17A-5

# FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

# PART II ☐11

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) ☒ 16        2) Rule 17a-5(b) ☐ 17        3) Rule 17a-11 ☐ 18

4) Special request by designated examining authority ☐ 19        5) Other ☐ 26

| NAME OF BROKER-DEALER | SEC FILE NO. |
| --- | --- |
| | 8-10938  ☐14 |
| **Dupree & Company, Inc.** ☐13 | FIRM I.D. NO. |
| ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) | 61-0597886  ☐15 |
| | FOR PERIOD BEGINNING (MM/DD/YY) |
| **125 South Mill Street** ☐20 | |
| (No. and Street) | 01-01-2005  ☐24 |
| | AND ENDING (MM/DD/YY) |
| **Lexington** ☐21  **KY** ☐22  **40507-1683** ☐23 | |
| (City)  (State)  (Zip Code) | 12-31-2005  ☐25 |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT        (Area Code) — Telephone No.

**Michelle Dragoo** ☐30        (859) 254-7741 ☐31

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:        OFFICIAL USE

_____ ☐32        _____ ☐33

_____ ☐34        _____ ☐35

_____ ☐36        _____ ☐37

_____ ☐38        _____ ☐39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?        YES ☐ 40  NO ☒ 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT        ☒ 42

**EXECUTION:**
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the _____ day of _____ . ____

Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner

2) _____
   Principal Financial Officer or Partner

3) _____
   Principal Operations Officer or Partner

**ATTENTION** — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

# TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

**Marr, Miller & Myers, PSC** | 70 |

ADDRESS

| P.O. Box 663 | 71 | Corbin | 72 | KY | 73 | 40702 | 74 |
| Number and Street | | City | | State | | Zip Code | |

CHECK ONE

[X] Certified Public Accountant | 75 |

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States or any of its possessions | 77 |

FOR SEC USE

---

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | | |
|---|---|---|---|---|---|---|---|
| 50 | 51 | 52 | 53 | | | | |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART II

| BROKER OR DEALER **Dupree & Company, Inc.** | **N 2** | 100 |
|---|---|---|

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) **12/31/05** 99
SEC FILE NO. **8-10938** 98

Consolidated [ ] 198
Unconsolidated [ X ] 199

### ASSETS

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $ 302,289 | 200 | | | $ 302,289 | 750 |
| 2. Cash segregated in compliance with federal and other regulations | | 210 | | | | 760 |
| 3. Receivable from brokers or dealers and clearing organizations: | | | | | | |
| A. Failed to deliver: | | | | | | |
| 1. Includable in "Formula for Reserve Requirements" | | 220 | | | | |
| 2. Other | | 230 | | | | 770 |
| B. Securities borrowed: | | | | | | |
| 1. Includable in "Formula for Reserve Requirements" | | 240 | | | | |
| 2. Other | | 250 | | | | 780 |
| C. Omnibus accounts: | | | | | | |
| 1. Includable in "Formula for Reserve Requirements" | | 260 | | | | |
| 2. Other | | 270 | | | | 790 |
| D. Clearing organizations: | | | | | | |
| 1. Includable in "Formula for Reserve Requirements" | | 280 | | | | |
| 2. Other | | 290 | | | | 800 |
| E. Other | | 300 | $ | 550 | | 810 |
| 4. Receivables from customers: | | | | | | |
| A. Securities accounts: | | | | | | |
| 1. Cash and fully secured accounts | | 310 | | | | |
| 2. Partly secured accounts | | 320 | | 560 | | |
| 3. Unsecured accounts | | | | 570 | | |
| B. Commodity accounts | | 330 | | 580 | | |
| C. Allowance for doubtful accounts | ( ) | 335 | ( ) | 590 | | 820 |
| 5. Receivables from non-customers: | | | | | | |
| A. Cash and fully secured accounts | | 340 | | | | |
| B. Partly secured and unsecured accounts | | 350 | | 600 | | 830 |
| 6. Securities purchased under agreements to resell | | 360 | | 605 | | 840 |
| 7. Securities and spot commodities owned, at market value: | | | | | | |
| A. Bankers acceptances, certificates of deposit and commercial paper | 50,000 | 370 | | | | |
| B. U.S. and Candaian government obligations | | 380 | | | | |
| C. State and municipal government obligations | | 390 | | | | |
| D. Corporate obligations | | 400 | | | | |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART II

BROKER OR DEALER **Dupree & Company, Inc.**  as of ___12/31/05___

STATEMENT OF FINANCIAL CONDITION

ASSETS

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| E. Stocks and warrants | $ | 410 | | | | |
| F. Options | | 420 | | | | |
| G. Arbitrage | | 422 | | | | |
| H. Other securities | 10,554 | 424 | | | | |
| I. Sport commodities | | 430 | | | $ 60,554 | 850 |
| 8. Securities owned not readily marketable: | | | | | | |
| A. At Cost ..... $ [130] | | 440 | $ | 610 | | 860 |
| 9. Other investments not readily marketable: | | | | | | |
| A. At Cost ..... $ [140] | | | | | | |
| B. At estimated fair value | | 450 | | 620 | | 870 |
| 10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | | | | | |
| A. Exempted securities .. $ [150] | | | | | | |
| B. Other ........ $ [160] | | 460 | | 630 | | 880 |
| 11. Secured demand notes- market value of collateral: | | | | | | |
| A. Exempted securities .. $ [170] | | | | | | |
| B. Other ........ $ [180] | | 470 | | 640 | | 890 |
| 12. Memberships in exchanges: | | | | | | |
| A. Owned, at market value ........ $ [190] | | | | | | |
| B. Owned at cost | | | | 650 | | |
| C. Contributed for use of company, at market value | | | | 660 | | 900 |
| 13. Investment in and receivables from affiliates, subsidiaries and associated partnerships | 451,574 | 480 | | 670 | 451,574 | 910 |
| 14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization) | | 490 | 37,364 | 680 | 37,364 | 920 |
| 15. Other Assets: | | | | | | |
| A. Dividends and interest receivable | | 500 | 277 | 690 | | |
| B. Free shipments | | 510 | 1,078 | 700 | | |
| C. Loans and advances | | 520 | | 710 | | |
| D. Miscellaneous | | 530 | 25,510 | 720 | 26,865 | 930 |
| 16. TOTAL ASSETS | $ 814,417 | 540 | $ 64,229 | 740 | $ 878,646 | 940 |

OMIT PENNIES

| | | |
|---|---|---|
| BROKER OR DEALER **Dupree & Company, Inc.** | | as of __12/31/05__ |

## STATEMENT OF FINANCIAL CONDITION

### LIABILITIES AND OWNERSHIP EQUITY (continued)

| | A. Liabilities* | Non-A.I. Liabilities* | Total |
|---|---|---|---|
| **Liabilities** | | | |
| 17. Bank loans payable: | | | |
| A. Includable in "Formula for Reserve Requirements" | $ [1030] | $ [1240] | $ [1460] |
| B. Other | [1040] | $ [1250] | $ [1470] |
| 18. Securities sold under repurchase agrement.... | | [1260] | [1480] |
| 19. Payable to brokers or dealers and clearing organizations: | | | |
| A. Failed to receive: | | | |
| 1. Includable in "Formula for Reserve Requirements" | [1050] | [1270] | [1490] |
| 2. Other | [1060] | [1280] | [1500] |
| B. Securities loaned: | | | |
| 1. Includable in "Formula for Reserve Requirements" | [1070] | | [1510] |
| 2. Other | [1080] | [1290] | [1520] |
| C. Omnibus accounts: | | | |
| 1. Includable in "Formula for Reserve Requirements" | [1090] | | [1530] |
| 2. Other | [1095] | [1300] | [1540] |
| D. Clearing organizations: | | | |
| 1. Includable in "Formula for Reserve Requirements" | [1100] | | [1550] |
| 2. Other | [1105] | [1310] | [1560] |
| E. Other: | [1110] | [1320] | [1570] |
| 20. Payable to customers: | | | |
| A. Securities accounts-including free credits of .......$ [950] | [1120] | | [1580] |
| B. Commodities accounts | [1130] | [1330] | [1590] |
| 21. Payable to non customers: | | | |
| A. Securities accounts | [1140] | [1340] | [1600] |
| B. Commodities accounts | [1150] | [1350] | [1610] |
| 22. Securities sold not yet purchased at market value-including arbitrage of .........$ [960] | | [1360] | [1620] |
| 23. Accounts payable and accrued liabilities and expenses: | | | |
| A. Drafts payable | [1160] | | [1630] |
| B. Accounts payable | 74,345 [1170] | | 74,345 [1640] |
| C. Income taxes payable | [1180] | | [1650] |
| D. Deferred income taxes | | [1370] | [1660] |
| E. Acrued expenses and other liabilities | [1190] | | [1670] |
| F. Other | [1200] | [1380] | [1680] |

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

| BROKER OR DEALER | Dupree & Company, Inc. | as of 12/31/05 |
|---|---|---|

## STATEMENT OF FINANCIAL CONDITION

### LIABILITIES AND OWNERSHIP EQUITY (continued)

| | A.I. Liabilities* | Non-A.I. Liabilities* | Total |
|---|---|---|---|
| **Liabilities** | | | |
| 24. Notes and mortgages payable: | | | |
| A. Unsecured | $ [1210] | | $ [1690] |
| B. Secured | $₂₅ [1211] | $ [1390] | [1700] |
| 25. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | [1400] | [1710] |
|   1. from outsiders ₂₄ $ [970] | | | |
|   2. Includes equity subordination (15c3-1(d)) of ...... $ [980] | | | |
| B. Securities borowings, at market value from outsiders $ [990] | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements | | [1420] ₂₇ | [1730] |
|   1. from outsiders $ [1000] | | | |
|   2. Includes equity subordination (15c3-1(d)) of ...... $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | ₂₆ [1430] | | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | [1750] |
| 26. TOTAL LIABILITIES | $ 74,345 [1230] | $ [1450] | $ 74,345 [1760] |
| **Ownership Equity** | | | |
| 27. Sole Proprietorship | | | $ [1770] |
| 28. Partnership-limited partners | $ [1020] | | $ [1780] |
| 29. Corporation: | | | |
| A. Preferred stock | | | [1791] |
| B. Common stock | | | ₂₈ 68,000 [1792] |
| C. Additional paid-in capital | | | 4,406 [1793] |
| D. Retained earnings | | | 731,895 [1794] |
| E. Total | | | 804,301 [1795] |
| F. Less capital stock in treasury | | | ( ) [1796] |
| 30. TOTAL OWNERSHIP EQUITY | | | $ 804,301 [1800] |
| 31. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | | $ 878,646 [1810] |

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART II

BROKER OR DEALER **Dupree & Company, Inc.**          as of ___12/31/05___

### COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition - Item 1800 | $ | 804,301 | 3480 |
| 2. Deduct Ownership equity not allowable for Net Capital | ( | ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | 804,301 | 3500 |
| 4. Add: | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 3520 |
| B. Other (deductions) or allowable credits (List) ▼33 | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | $ | 804,301 | 3530 |

6. Deductions and/or charges:
   A. Total nonallowable assets from
      Statement of Financial Condition (Notes B and C) .......... $ 64,229 [3540]
      1. Additional charges for customers' and
         non-customers' security accounts .......... $ _____ [3550]
      2. Additional charges for customers' and
         non-customers' commodity accounts .......... _____ [3560]
   B. Aged fail-to-deliver .......... _____ [3570]
      1. Number of items .......... ▼29 _____ [3450]
   C. Aged short security differences-less
      reserve of .......... $ _____ [3460] ▼30 _____ [3580]
      number of items .......... _____ [3470]
   D. Secured demand note deficiency .......... _____ [3590]
   E. Commodity futures contracts and spot commodities
      - proproetary capital charges .......... _____ [3600]
   F. Other deductions and/or charges .......... 13,000 [3610]
   G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) .......... _____ [3615]
   H. Total deductions and/or charges .......... ( 77,229 ) [3620]
7. Other additions and/or allowable credits (List) .......... 727,072 [3630]
8. Net capital before haircuts on securities positions .......... $ _____ [3640]
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities committments .......... $ _____ [3660]
   B. Subordinated securities borrowings .......... _____ [3670]
   C. Trading and investment securities:
      1. Bankers' acceptances, certificates of deposit and commercial paper .......... ▼31 115 [3680]
      2. U.S. and Canadian government obligations .......... _____ [3690]
      3. State and municipal government obligations .......... _____ [3700]
      4. Corporate obligations .......... _____ [3710]
      5. Stocks and warrants .......... 1,583 [3720]
      6. Options .......... _____ [3730]
      7. Arbitrage .......... _____ [3732]
      8. Other securities .......... ▼32 _____ [3734]
   D. Undue Concentration .......... _____ [3650]
   E. Other (List) .......... _____ [3736] ( 1,698 ) [3740]

10. Net Capital .......... $ 725,374 [3750]

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART II

| BROKER OR DEALER **Dupree & Company, Inc.** | as of **12/31/05** |
|---|---|

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

### Part A

11. Minimum net capital required (6⅔% of line 19) ............................................. $ **4,956** 3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
    of subsidiaries computed in accordance with Note (A) ............................... $ **100,000** 3758
13. Net capital requirement (greater of line 11 or 12) ................................... $ **100,000** 3760
14. Excess net capital (line 10 less 13) ................................................ $ **625,374** 3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ....................... 35$ **717,939** 3780

## COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition ...................... $ **74,345** 3790
17. Add:
    A. Drafts for immediate credit .............................................. 34$ _____ 3800
    B. Market value of securities borrowed for which no equivilent value
       is paid or credited ..................................................... $ _____ 3810
    C. Other unrecorded amounts (List) ......................................... $ _____ 3820 $ _____ 3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)) ... $ _____ 3838
19. Total aggregate indebtedness ................................................... $ **74,345** 3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) ..... % **10.25** 3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals
    (line 19 ÷ by line 10 less Item 4880 page 25) ............................... % **10.25** 3853

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

### Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3
    prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits ............ 36$ _____ 3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of
    subsidiaries computed in accordance with Note (A) ............................... $ _____ 3880
24. Net capital requirement (greater of line 22 or 23) ............................... $ _____ 3760
25. Excess net capital (line 10 less 24) ........................................... $ _____ 3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8) ...... % _____ 3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits
    (line 10 less item 4880 page 11 ÷ by line 17 page 8) ....................... % _____ 3854
28. Net capital in excess of the greater of:
    A. 5% of combines aggregate debit items or $120,000 ......................... $ _____ 3920

## OTHER RATIOS

### Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) ........ % _____ 3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under
    Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital ....................... % _____ 3852

## NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each
    subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement , or
    2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form
    and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable
    assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

| BROKER OR DEALER **Dupree & Company, Inc.** | For the period (MMDDYY) from ₃₈ **01/01/05** |3932| to **12/31/05** |3933| |
|---|---|---|

Number of months included in this statement **12** |3931|

## STATEMENT OF INCOME (LOSS)

### REVENUE

1. Commissions:
   a. Commissions on transactions in listed equity securities executed on an exchange ............ $ _____ |3935|
   b. Commissions on transactions in exchange listed equity securities executed over-the-counter ............ _____ |3937|
   c. Commissions on listed option transactions ............ _____ |3938|
   d. All other securities commissions ............ _____ |3939|
   e. Total securities commissions ............ ₄₀ _____ |3940|
2. Gains or losses on firm securities trading accounts
   a. From market making in over-the-counter equity securities ............ _____ |3941|
      1. Includes gains or (losses) OTC market making in exchange listed equity securities ........ _____ |3943|
   b. From trading in debt securities ............ _____ |3944|
   c. From market making in options on a national securities exchange ............ _____ |3945|
   d. From all other trading ............ _____ |3949|
   e. Total gains or (losses) ............ _____ |3950|
3. Gains or losses on firm securities investment accounts
   a. Includes realized gains (losses) ............ _____ |4235|
   b. Includes unrealized gains (losses) ............ _____ |4236|
   c. Total realized and unrealized gains (loses) ............ ₄₁ _____ |3952|
4. Profits or (losses) from underwriting and selling groups ............ _____ |3955|
   a. Includes underwriting income from corporate equity securities ............ _____ |4237|
5. Margin interest ............ _____ |3960|
6. Revenue from sale of investment company shares ............ _____ |3970|
7. Fees for account supervision, investment advisory and administrative services ............ **5,367,333** |3975|
8. Revenue from research services ............ _____ |3980|
9. Commodities revenue ............ _____ |3990|
10. Other revenue related to securities business ............ ₄₂ _____ |3985|
11. Other revenue ............ **82,781** |3995|
12. Total revenue ............ $ **5,450,114** |4030|

### EXPENSES

13. Registered representative's compensation ............ $ **1,521,124** |4110|
14. Clerical and administrative employees' expenses ............ **672,384** |4040|
15. Salaries and other employment costs for general partners, and voting stockholder officers ............ _____ |4120|
    a. Includes interest credited to General and Limited Partners capital accounts ............ _____ |4130|
16. Floor brokerage paid to certain brokers (see definition) ............ _____ |4055|
17. Commissions and clearance paid to all other brokers (see definition) ............ ₄₃ _____ |4145|
18. Clearance paid to non-brokers (see definition) ............ _____ |4135|
19. Communications ............ **14,656** |4060|
20. Occupancy and equipment costs ............ **185,668** |4080|
21. Promotional costs ............ **71,873** |4150|
22. Interest expense ............ _____ |4075|
    a. Includes interest on accounts subject to subordination agreements ............ _____ |4070|
23. Losses in error account and bad debts ............ _____ |4170|
24. Data processing costs (including service bureau service charges) ............ ₄₄ _____ |4186|
25. Non-recurring charges ............ _____ |4190|
26. Regulatory fees and expenses ............ **7,070** |4195|
27. Other expenses ............ **793,737** |4100|
28. Total expenses ............ $ **3,266,512** |4200|

### NET INCOME

29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28) ............ **2,183,602** |4210|
30. Provision for Federal income taxes (for parent only) ... **Kentucky Income Tax** ............ **150,523** |4220|
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above ............ ₄₅ _____ |4222|
    a. After Federal income taxes of ............ ₃₉ _____ |4238|
32. Extraordinary gains (losses) ............ _____ |4224|
    a. After Federal income taxes of ............ _____ |4239|
33. Cumulative effect of changes in accounting principles ............ _____ |4225|
34. Net income (loss) after Federal income taxes and extraordinary items ............ $ **2,033,079** |4230|

### MONTHLY INCOME

35. Income (current month only) before provision for Federal income taxes and extraordinary items ............ $ **N/A** |4211|

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART II

BROKER OR DEALER **Dupree & Company, Inc.**      as of <u>12/31/05</u>

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
### FOR BROKER-DEALERS UNDER RULE 15c3-3
### (See Rule 15c3-3, Exhibit A and Related Notes)

**CREDIT BALANCES**

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) .................................................. ₄₆ $_____ | 4340 |
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B) ................................................................. _____ | 4350 |
3. Monies payable against customers' securities loaned (see Note C) ............................... _____ | 4360 |
4. Customers' securities failed to receive (see Note D) ......................................... _____ | 4370 |
5. Credit balances in firm accounts which are attributable to principal sales to customers ............... _____ | 4380 |
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days .................................................................. _____ | 4390 |
7. **Market value of short security count differences over 30 calendar days old ............................ _____ | 4400 |
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days ................................................. ₄₇ _____ | 4410 |
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days ........................ _____ | 4420 |
10. Other (List) ................................................................. _____ | 4425 |
11. TOTAL CREDITS ................................................................. $ _____ **0** | 4430 |

**DEBIT BALANCES**

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 ....... $_____ | 4440 |
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver .................................................... _____ | 4450 |
14. Failed to deliver of customers' securities not older than 30 calendar days .................................. _____ | 4460 |
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F) ................................................. _____ | 4465 |
16. Other (List). ................................................................. ₄₈ _____ | 4469 |
17. **Aggregate debit items ................................................................. $ _____ **0** | 4470 |
18. **Less 3% (for alternative method only--see Rule 15c3-1(f)(5)(i)) .............................................. ( _____ **0** )| 4471 |
19. **TOTAL 14c3-3 DEBITS ................................................................. $ _____ **0** | 4472 |

**RESERVE COMPUTATION**

20. Excess of total debits over total credits (line 19 less line 11) ................................................. ₄₉ $ _____ **0** | 4480 |
21. Excess of total credits over total debits (line 11 less line 19) ................................................. _____ **0** | 4490 |
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits ................ _____ **0** | 4500 |
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period ................ _____ **0** | 4510 |
24. Amount of deposit (or withdrawal) including $_____ | 4515 | value of qualified securities ................................................. _____ **0** | 4520 |
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $_____ | 4525 | value of qualified securities ................................................. $ _____ **0** | 4530 |
26. Date of deposit (MMDDYY) ................................................................. **0** | 4540 |

**FREQUENCY OF COMPUTATION**

27. Daily ₅₀ _____ | 4332 | Weekly _____ | 4333 | Monthly ___**X**___ | 4334 |

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART II

| | | |
|---|---|---|
| BROKER OR DEALER **Dupree & Company, Inc.** | as of | **12/31/05** |

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
### FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

### EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ..................................................................................................52 $ _____ [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ............................................... **X** [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 51 _____ [4335] _____ [4570]

D. (k)(3) — Exempted by order of the Commission ................................................................................................. _____ [4580]

### Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B ....................................... $ **0** [4586]

   A. Number of items ................................................................................................................................................... **0** [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ........................................................................................ $ **0** [4588]

   A. Number of items ................................................................................................................................................... 53 **0** [4589]

   OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ........................................................................... Yes _____ **X** [4584] No _____ [4585]

### NOTES

A— Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B— State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C— Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D— Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART II

BROKER OR DEALER    **Dupree & Company, Inc.**                                    as of ___ **12/31/05** ___

### SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

### CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS    **N/A**

## SEGREGATION REQUIREMENTS

1. Net ledger balance:
   - A. Cash .................................................................................................................................................... | | 7010 |
   - B. Securities (at market) .......................................................................................................................... | | 7020 |
2. Net unrealized profit (loss) in open futures contracts traded on a contract market ................................................. | | 7030 |
3. Exchange traded options:
   - A. Add: Market Value of an open option contracts purchased on a contract market ........................................ | | 7032 |
   - B. Deduct: Market Value of an open option contracts granted (sold) on a contract market ............................... | | 7033 |
4. Net equity (deficit) (total of 1, 2 and 3) ........................................................................................................... | | 7040 |
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades ............................... | | 7050 |
6. Amount required to be segregated (total of 5 and 4) ......................................................................................... | | 7060 |

## FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:
   - A. Cash .................................................................................................................................................... | | 7070 |
   - B. Securities representing investments of customers' fund (at market) ......................................................... | | 7080 |
   - C. Securities held in particular customers or option customers in lieu of cash (at market) ............................. | | 7090 |
8. Margin on deposits with clearing organizations of contract markets:
   - A. Cash .................................................................................................................................................... | | 7100 |
   - B. Securities representing investments of customers' fund (at market) ......................................................... | | 7110 |
   - C. Securities held in particular customers or option customers in lieu of cash (at market) ............................. | | 7120 |
9. Settlement due from (to) clearing organizations of contract markets .................................................................. | | 7130 |
10. Exchange traded options:
    - A. Add: Unrealized receivables for option contracts purchased on contract markets ..................................... | | 7132 |
    - B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets ............................ | | 7133 |
11. Net equities with other FCMs ......................................................................................................................... | | 7140 |
12. Segregated funds on hand:
    - A. Cash .................................................................................................................................................... | | 7150 |
    - B. Securities representing investments of customers' funds (at market) ........................................................ | | 7160 |
    - C. Securities held for particular customers in lieu of cash (at market) ........................................................... | | 7170 |

13. Total amount in segregation *total of 7 through 12) ............................................................................... $ | | 7180 |
14. Excess (insufficiency) funds in segregation (13 minus 6) ........................................................................ $ | | 7190 |

BROKER OR DEALER **Dupree & Company, Inc.**                    as of __12/31/05__

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

| Type of Proposal Withdrawal or Accrual See below for code to enter | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|
| 54 [4600] | [4601] | [4602] $ | [4603] | [4604] | [4605] |
| 55 [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| 56 [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| 57 [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| 58 [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |
| 59 [4650] | [4651] | [4652] | [4653] | [4654] | [4655] |
| 60 [4660] | [4661] | [4662] | [4663] | [4664] | [4665] |
| 61 [4670] | [4671] | [4672] | [4673] | [4674] | [4675] |
| 62 [4680] | [4681] | [4682] | [4683] | [4684] | [4685] |
| 63 [4690] | [4691] | [4692] | [4693] | [4694] | [4695] |

Total $ 64  **None**  [4699*]

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions:  Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:          DESCRIPTIONS
        1.                Equity Capital
        2.                Subordinated Liabilities
        3.                Accruals
        4.                15c3-1(c)(2)(iv) Liabilities

| BROKER OR DEALER | **Dupree & Company, Inc.** | as of | **12/31/05** |
|---|---|---|---|

## RECAP
Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

1. Equity Capital
   A. Partnership Capital:
      1. General Partners ....................................................................... 65 $ _____ | 4700 |
      2. Limited ...................................................................................... _____ | 4710 |
      3. Undistributed Profits ................................................................ _____ | 4720 |
      4. Other (describe below) ............................................................. _____ | 4730 |
      5. Sole Proprietorship ................................................................. _____ | 4735 |
   B. Corporation Capital:
      1. Common Stock ........................................................................ _____ | 4740 |
      2. Preferred Stock ...................................................................... _____ | 4750 |
      3. Retained Earnings (Dividends and Other) ................................. 66 _____ | 4760 |
      4. Other (describe below) ............................................................. _____ | 4770 |
2. Subordinated Liabilities
   A. Secured Demand Notes ................................................................ _____ | 4780 |
   B. Cash Subordinates ...................................................................... _____ | 4790 |
   C. Debentures ................................................................................. _____ | 4800 |
   D. Other (describe below) ................................................................ _____ | 4810 |
3. Other Anticipated Withdrawals
   A. Bonuses ..................................................................................... _____ | 4820 |
   B. Voluntary Contributions to Pension or Profit Sharing Plans .............. 67 _____ | 4860 |
   C. Other (describe below) ................................................................ _____ | 4870 |
      Total .......................................................................................... $ **None** | 4880 |
4. Description of Other

_____
_____
_____

## STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | |
|---|---|---|---|
| 1. Balance, beginning of period | | $ **688,976** | 4240 |
| A. Net income (loss) | | **2,033,079** | 4250 |
| B. Additions (includes non-conforming capital of | $ _____ 4263 | 68 | 4260 |
| C. Deductions (includes non-conforming capital of | $ _____ 4272 | **1,990,160** | 4270 |
| 2. Balance, end of period (From Item 1800) | | $ **731,895** | 4290 |

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

| | | | |
|---|---|---|---|
| 3. Balance, beginning of period | | $ _____ | 4300 |
| A. Increases | | _____ | 4310 |
| B. Decreases | | ( _____ ) | 4320 |
| 4. Balance, end of period (From Item 3520) | | $ _____ | 4330 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART II

BROKER OR DEALER **Dupree & Company, Inc.**                as of __12/31/05__

### FINANCIAL AND OPERATIONAL DATA

1. Month end total number of stock record breaks unresolved over three business days

| | | Valuation | | Number | |
|---|---|---|---|---|---|
| A. breaks long | $ | | 4890 | | 4900 |
| B. breaks short | $ | | 4910 | | 4920 |

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) ............... Yes [ X ] 4930   No [ ] 4940

3. Personnel employed at end of reporting period:
   - A. Income producing personnel ................... 7  4950
   - B. Non-income producing personnel (all other) ................... 8  4960
   - C. Total ................... 15  4970
4. Actual number of tickets executed during current month of reporting period ................... 4980
5. Number of corrected customer confirmations mailed after settlement date ................... 4990

| | No. of Items | | Debit (Short Value) | | No. of Items | | Credit (Long Value) | |
|---|---|---|---|---|---|---|---|---|
| 6. Money differences | 0 | 5000 | $ 0 | 5010 | 0 | 5020 | $ 0 | 5030 |
| 7. Security suspense accounts | 0 | 5040 | $ 0 | 5050 | 0 | 5060 | $ 0 | 5070 |
| 8. Security difference accounts | 0 | 5080 | $ 0 | 5090 | 0 | 5100 | $ 0 | 5110 |
| 9. Commodity suspense accounts | 0 | 5120 | $ 0 | 5130 | 0 | 5140 | $ 0 | 5150 |
| 10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days | 0 | 5160 | $ 0 | 5170 | 0 | 5180 | $ 0 | 5190 |
| 11. Bank account reconcilliations — unresolved amounts over 30 calendar days | 0 | 5200 | $ 0 | 5210 | 0 | 5220 | $ 0 | 5230 |
| 12. Open transfers over 40 calendar days, not confirmed | 0 | 5240 | $ 0 | 5250 | 0 | 5260 | $ 0 | 5270 |
| 13. Transactions in reorganization accounts — over 60 calendar days | 0 | 5280 | $ 0 | 5290 | 0 | 5300 | $ 0 | 5310 |
| 14. Total | 0 | 5320 | $ 0 | 5330 | 0 | 5340 | $ 0 | 5350 |

| | No. of Items | | Leger Amount | | Market Value | |
|---|---|---|---|---|---|---|
| 15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities) | 0 | 5360 | $ 0 | 5361 | 0 | 5362 |
| 16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities) | 0 | 5363 | $ 0 | 5364 | 0 | 5365 |

17. Security concentrations (See instructions in Part I):
   - A. Proprietary positions ................... $ 0  5370
   - B. Customers' accounts under Rule 15c3-3 ................... $ 0  5374
18. Total of personal capital borrowings due within six months ................... $ 0  5378
19. Maximum haircuts on underwriting commitments during the period ................... $ 0  5380
20. Planned capital expenditures for business expansion during next six months ................... $ 0  5382
21. Liabilities of other individuals or organizations guaranteed by respondent ................... $ 0  5384
22. Lease and rentals payable within one year ................... $ 0  5386
23. Aggregate lease and rental commitments payable for entire term of the lease
   - A. Gross ................... $ 0  5388
   - B. Net ................... $ 0  5390

OMIT PENNIES

# Marr, Miller & Myers, PSC

Certified Public Accountants
(606) 528-2454   (FAX 528-1770)

P.O. Box 663
Corbin, Kentucky 40702

## COMMENTS ON NET CAPITAL AND RESERVE REQUIREMENTS

January 18, 2006

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We compared the computations of net capital and reserve requirements contained in the audit report of Dupree & Company, Inc., for the year ended December 31, 2005, with the Company's most recent unaudited computations as contained in the Focus Report - Part II (Form X-17A-5). Differences between the audited computations and the most recent unaudited computations are outlined below:

|  | Computations per latest Form X-17A-5 | Computations Per Audit |
|---|---|---|
| Total capital | $ 804,301 | $ 804,301 |
| Deductions from net worth | 78,927 | 78,927 |
| Net capital | $ 725,374 | $ 725,374 |
| | | |
| Minimum net capital required: | | |
| Aggregate indebtedness | $ 74,345 | $ 74,345 |
| Required percentage | .0667 | .0667 |
| Minimum net capital | $ 4,956 | $ 4,956 |
| | | |
| Net capital in excess of minimum | $ 625,374 | $ 625,374 |
| | | |
| Ratio of aggregate indebtedness to net capital | 10.25 | 10.25 |

There were no differences found to exist between the most recent unaudited computation and the audited computation as contained in the Focus Report - Part II, for determining reserve requirements under Rule 15c3-3.

*Marr, Miller & Myers, PSC*
Certified Public Accountants

Page 27

# Marr, Miller & Myers, PSC

Certified Public Accountants
(606) 528-2454   (FAX 528-1770)

P.O. Box 663
Corbin, Kentucky 40702

## SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL
## REQUIRED BY SEC RULE 17a-5

January 18, 2006

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Dupree & Company, Inc. for the years ended December 31, 2005 and 2004, we considered its internal control procedures, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dupree & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining the internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Page 28

Because of inherent limitations in any internal control structure or the practice and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

*Marr, Miller & Myers, PSC*

Certified Public Accountants